UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0167
COMMISSION	Expires: October 31, 2004
Washington, D.C. 20549	Estimated average burden hours per response.......1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-75476

Integrated Defense Technologies, Inc.

(Exact name of registrant as specified in its charter)

110 Wynn Drive, Huntsville, Alabama 35805, (256) 895-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock and Series A Junior Participating Preferred Stock Rights

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(l)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

        Approximate number of holders of record as of the certification or notice date: One

        Pursuant to the requirements of the Securities Exchange Act of 1934 Integrated Defense Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 4 , 2003	By:	/s/ Thomas J. Keenan

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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